Big Banks

Leveraged & Inverse Leveraged Exchange Traded Notes

MICROSECTORS

Overview

The MicroSectors™ U.S. Big Banks Index Exchange Traded Notes (ETNs) are linked to the performance of the Solactive MicroSectors™ U.S. Big Banks Index. Each ETN offers investors a return based on changes in the level of the Solactive MicroSectors™ U.S. Big Banks Index on a daily compounded basis, before taking into account fees. Each ETN has a specified leverage factor that is reset daily. This fact sheet relates to two separate ETN offerings.

Ticker	Exchange Traded Note
BNKU	MicroSectors™ U.S. Big Banks Index 3X Leveraged ETN
BNKD	MicroSectors™ U.S. Big Banks Index -3X Inverse Leveraged ETN

Each ETN seeks a return on the underlying index ***for a single day.* The ETNs are not "buy and hold" investments and should not be expected to provide its respective return of the underlying index's cumulative return for periods greater than a day.**

The Solactive MicroSectors™ U.S. Big Banks Index

The Solactive MicroSectors™ U.S. Big Banks Index includes the 10 U.S. stocks in the banking sector (specified below) with the largest free-float market capitalization. The index's underlying composition is equally weighted across all stocks. While the performance of indices weighted by market capitalization can be dominated by a few of the largest stocks, an equal-weighting allows for a more representative portfolio. More information about the index can be found here https://www.solactive.com/indices/?se=1&index=DE000SLA7WCB

ETN Details	BNKU	BNKD
Intraday Indicative Value	BNKUIV	BNKDIV
CUSIP	063679823	063679625
ISIN	US0636798235	US0636796254
Daily Investor Fee[1]	0.95% per annum, accrued on a daily basis	0.95% per annum, accrued on a daily basis
Daily Financing/Interest Rate[2]	US Federal Funds Effective Rate *plus* 1.00% per annum, accrued on a daily basis	US Federal Funds Effective Rate *minus* 1.00% per annum, accrued on a daily basis
Leverage Factor	+3X	-3X
Leverage Reset Frequency	Daily	Daily
Exchange	NYSE Arca	NYSE Arca
Issuer	Bank of Montreal	Bank of Montreal
Initial Trade Date	4/2/2019	4/2/2019
Maturity Date	3/25/2039	3/25/2039

Index Constituents

Ticker	Name	Weight
BAC	Bank of America	10%
C	Citigroup	10%
GS	Goldman Sachs	10%
JPM	JPMorgan Chase	10%
MS	Morgan Stanley	10%
PNC	PNC Financial Services	10%
SCHW	Charles Schwab	10%
TFC	Truist Financial	10%
USB	U.S. Bancorp	10%
WFC	Wells Fargo	10%

As of 9/20/2021. Index weightings and constituents are subject to change.

[1] *The Daily Investor Fee is a per annum number that accrues on a daily basis.*

[2] *The Daily Financing & Interest Rates are per annum numbers that accrue on a daily basis. The Daily Financing Rate applies to BNKU and the Daily Interest Rate applies to BNKD.*

Q3 2021 Daily Returns (7/1/2021 to 9/30/2021)

The following graph illustrates, for the indicted period, the daily changes in the closing level of the index, and the resulting changes in closing daily closing indicative value of each ETN. Past performance is no indication of future results as to the index, or any ETN.



MicroSectors™ U.S. Big Banks Index 3X Leveraged ETN
Solactive MicroSectors™ U.S. Big Banks Total Return Index
MicroSectors™ U.S. Big Banks Index -3X Inverse Leveraged ETN
15%
10%
5%
0%
-5%
-10%
-15%
July 2021
August 2021
September 2021

Source: Bloomberg L.P.

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Bank of Montreal, the issuer of the ETNs ("Bank of Montreal" or the "Issuer"), has filed a registration statement (including certain pricing supplements, prospectus supplement and prospectus) with the Securities and Exchange Commission (the "SEC") about the offerings to which this free writing prospectus relates. Please read those documents and the other documents relating to these offerings that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and these offerings. These documents may be obtained without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Bank of Montreal, any agent or any dealer participating in these offerings will arrange to send the applicable pricing supplement, the prospectus supplement and the prospectus if so requested by calling toll-free at 1-877-369-5412.

The ETNs are senior, unsecured debt obligations of Bank of Montreal and are subject to Bank of Montreal's credit risk.

Investment suitability must be determined individually for each investor, and the ETNs may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own financial advisors as to these matters.

The ETNs are intended to be daily trading tools for sophisticated investors to manage daily trading risks as part of an overall diversified portfolio. They are designed to achieve their stated investment objectives on a daily basis. You should proceed with extreme caution in considering an investment in the ETNs.

The ETNs do not guarantee the return of your investment. If the Closing Indicative Note Value or the Intraday Indicative Value for the ETNs is equal to or less than $0 at any time during an Exchange Business Day (each as defined in the applicable pricing supplement), you will lose all of your investment in the ETNs. Even if the Index Closing Level has increased or decreased, as applicable, from the Initial Index Level, you may receive less than the principal amount of your ETNs upon a call, redemption, at maturity, or if you sell your ETNs, as described more in the applicable pricing supplement. Leverage increases the sensitivity of your ETNs to changes in the level of the Solactive MicroSectors™ U.S. Big Banks Index (the "Index").

The ETNs are not suitable for investors with longer-term investment objectives. In particular, the ETNs should be purchased only by sophisticated investors who do not intend to hold the ETNs as a buy and hold investment, who are willing to actively and continuously monitor their investment and who understand the consequences of investing in and of seeking daily resetting investment results, which are leveraged. Due to the effect of compounding, if the Indicative Note Value changes, any subsequent adverse change of the Index level will result in a larger dollar reduction from the Indicative Note Value than if the Indicative Note Value remained constant. The ETNs are subject to intraday purchase risk. The Indicative Note Value is reset daily, and the leverage or exposure of the ETNs during any given Exchange Business Day may be greater than or less than the amount indicated by the name of the ETN.

The ETNs are subject to a call right, which may adversely affect the value of, or your ability to sell, your ETNs. The ETNs do not pay any interest, and you will not have any ownership rights in the Index constituents. The Index Closing Level used to calculate any payment on the ETNs may be different from the Index Closing Level at other times during the term of the ETNs. There are restrictions on your ability to request a redemption of the ETNs, and you will not know the amount due upon redemption at the time you elect to request that the ETNs be redeemed. The Issuer may sell additional ETNs but is under no obligation to do so.

Market disruptions may adversely affect your return. Significant aspects of the tax treatment of the ETNs are uncertain.

The Intraday Indicative Value and the Indicative Note Value are not the same as the closing price or any other trading price of the ETNs in the secondary market. There is no assurance that your ETNs will be listed or continue to be listed on a securities exchange, and they may not have an active trading market. The value of the ETNs in the secondary market may be influenced by many unpredictable factors.

The Issuer or its affiliates may have economic interests that are adverse to those of the holders of the ETNs as a result of its business, hedging and trading activities, or as Calculation Agent of the ETNs (as defined in the applicable pricing supplement), and may have published research, expressed opinions or provided recommendations that are inconsistent with investing in or holding the ETNs, and may do so in the future.

The Index has limited actual historical information. The Index Calculation Agent (as defined in the applicable pricing supplement) may adjust the Index in a way that may affect its level, and may, in its sole discretion, discontinue the public disclosure of the intraday Index value and the end-of-day closing value of the Index. The Index lacks diversification and is vulnerable to fluctuations in the banking industry. A limited number of Index constituents may affect the Index Closing Level, and the Index is not necessarily representative of its focus industry. An Index constituent may be replaced upon the occurrence of certain adverse events.

Please see the "Risk Factors" section in the applicable pricing supplement. We urge you to consult with your investment, legal, tax, accounting and other advisors before you invest in the ETNs.

Solactive AG ("Solactive") is the licensor of the Index. The financial instruments that are based on the Index are not sponsored, endorsed, promoted or sold by Solactive in any way and Solactive makes no express or implied representation, guarantee or assurance with regard to: (a) the advisability in investing in the financial instruments; (b) the quality, accuracy and/or completeness of the Index; and/or (c) the results obtained or to be obtained by any person or entity from the use of the Index. Solactive reserves the right to change the methods of calculation or publication. Solactive shall not be liable for any damages suffered or incurred as a result of the use (or inability to use) of the Index.